Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Preliminary 2Q 2012 Results in Line with Guidance; 2Q Investor Call Rescheduled to August 23 to Include New Business

TAIPEI, Taiwan, August 15, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) today announced preliminary second-quarter 2012 consolidated financial results that were in line with guidance and rescheduled the company’s second-quarter 2012 investor call to August 23, 2012 to include discussion of new business initiatives.

Preliminary Results

Revenues: Decreased 14 percent quarter-over-quarter to approximately $7.1 million, in line with the company’s guidance.

Gross margin, excluding IAHGames: Held steady compared to the first quarter at approximately 66 percent, as expected.

Operating expenses: Decreased quarter-over-quarter to approximately $6.4 million, exceeding guidance.

Loss from operations: Increased quarter-over-quarter to approximately $2.5 million, in line with expectations.

Cash, cash equivalents, restricted cash, and marketable securities-current: Decreased approximately $1.1 million sequentially as of June 30, 2012 to approximately $94.8 million; total short-term borrowings decreased approximately $800 thousand to approximately $9.3 million.

Second-Quarter 2012 Results Rescheduled

In order to include discussion of new turnaround initiatives and business development, GigaMedia has rescheduled its second-quarter 2012 results. Giga will report its second-quarter 2012 financial results on Thursday, August 23, 2012 after the market closes.

Management will hold an investor conference call and webcast on August 23, 2012 at 8:30 p.m. Eastern Daylight Time, which is 8:30 a.m. Taipei Time on August 24, 2012, to discuss GigaMedia’s second-quarter 2012 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 18895123

A replay will be available from 10:30 p.m. Eastern Daylight Time on August 23, 2012 for seven days.

U.S.: +1-718-354-1232

International: +612-8235-5000

Passcode: 18895123

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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